2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000
Joel Corriero Partner jcorriero@stradley.com 215.564.8528

January 9, 2026

Via EDGAR Transmission
Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Abacus FCF ETF Trust (the “Trust”)
File Nos. 333-198603 and 811-22995

Dear Ms. Miller:

I am writing in response to comments you provided to me during a telephone conversation on January 6, 2026, with respect to the Trust’s Form N-CSR filed with the U.S. Securities and Exchange Commission on October 9, 2025. The Staff’s comments as we understand them from our telephone call are set forth below and are followed by the Trust’s responses.

1.	COMMENT: In the Trust’s Statement of Operations, please update the caption to state that the securities lending is presented net of any rebates or fees paid to borrowers.

RESPONSE: The Trust will update the caption as requested in its next Form N-CSR filing.

2.
COMMENT: The Staff noted that certain series of the Trust (“Funds”) held real estate investment trusts (“REITs”). Please consider adding disclosure to the Notes to Financial Statements to state that the distributions received from REITs may be classified as dividends, capital gains and/or return of capital.

RESPONSE: The Trust will add the requested disclosure to the Notes to Financial Statements in its next Form N-CSR filing to the extent any of the Funds hold REITs.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Best regards,

/s/ Joel D Corriero
Joel D Corriero
Partner

cc:	Derin Cohen
Fei Xue
Fabio Battaglia

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